UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

Appointment of Christoph Eigenmann as Chief Commercial Officer

On May 10, 2023, Nyxoah SA (the “Company”) announced the appointment of Christoph Eigenmann as Chief Commercial Officer. Mr. Eigenmann will oversee commercial activities globally, be responsible for sales and marketing in existing markets, and new market development. Mr. Eigenmann spent over 20 years with Johnson & Johnson (“J&J”) (NYSE: JNJ), where he oversaw commercial organizations in various geographies in Europe and the United States. He has extensive experience in managing orthopedic and neuro businesses in the German, Swiss and U.S. markets, including as Senior Vice President, Sales & Marketing for J&J’s close to $1B U.S. Spine franchise, and has led regional functions across EMEA and North America. Mr. Eigenmann holds a master’s degree in chemical engineering and biotechnology from the Swiss Federal Institute of Technology in Lausanne, Switzerland.

The information included under the heading “Appointment of Christoph Eigenmann as Chief Commercial Officer” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number 333-261233) and Form F-3 (Registration Number 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On May 10, 2023, the Company issued a press release announcing the appointment of Christoph Eigenmann as Chief Commercial Officer. A copy of the press release is attached hereto as Exhibit 99.1.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated May 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: May 11, 2023	By:	/s/ Loic Moreau
	Name:	Loic Moreau
	Title:	Chief Financial Officer